June 7, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs
Maryse Mills-Apenteng
Gabriel Eckstein
Patrick Gilmore
Jamie John

Re:	Gigamon Inc.
Registration Statement on Form S-1
File No. 333-182662
Acceleration Request
Requested Date: June 11, 2013
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, Gigamon Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-182662) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Rezwan D. Pavri at (650) 565-3574.

In connection with the acceleration request, the Company hereby acknowledges that:

Securities and Exchange Commission

June 7, 2013

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

* * * *

Sincerely,

GIGAMON INC.

/s/ Paul A. Hooper

Paul A. Hooper
Chief Executive Officer

cc:	Paul B. Shinn
Gigamon Inc.

Jeffrey D. Saper
Rezwan D. Pavri
Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline
Anthony J. McCusker
Goodwin Procter LLP

Danny Wallace
PricewaterhouseCoopers LLP